Filed pursuant to Rule 433 Registration File No. 333-144496
Supplementing the Preliminary Prospectus Supplements dated
June 15, 2009 and the Prospectus dated October 5, 2007

1615 Poydras Street · New Orleans, LA 70112	Financial Contact:	Media Contact:
	David P. Joint	William L. Collier
	(504) 582-4203	(504) 582-1750
McMoRan Exploration Co. Prices
Offerings of 14.5 Million Shares of Common Stock and
75,000 Shares of Convertible Perpetual Preferred Stock
NEW ORLEANS, LA, June 16, 2009 — McMoRan Exploration Co. (NYSE: MMR) announced that it has priced a public offering of 14.5 million shares of common stock at $5.75 per share. The underwriters have an option to purchase from McMoRan up to an additional 2.175 million common shares to cover over-allotments, if any.
     McMoRan also announced today that it has concurrently priced a public offering of 75,000 shares of convertible perpetual preferred stock at $1,000 per share. The convertible perpetual preferred stock will pay, when and if declared by the Board of Directors, cash dividends at a rate of 8.00% per annum, payable quarterly. The underwriters have an option to purchase from McMoRan up to an additional 11,250 convertible perpetual preferred shares to cover over-allotments, if any. The first dividend date will be August 15, 2009.
     The preferred stock will be convertible into approximately 11.0 million shares of McMoRan common stock, equivalent to a conversion price of approximately $6.84 per share of common stock, reflecting a 19.0% conversion premium to the $5.75 per share price of the common offering. The conversion rate will be subject to anti-dilution adjustments in certain circumstances and the preferred stock may not be called for redemption by McMoRan prior to June 15, 2014, and thereafter may be called at McMoRan’s option if McMoRan’s common stock price exceeds 130% of the conversion price for 20 trading days within a period of 30 consecutive trading days.
     These offerings, which are expected to close on June 22, 2009, will generate gross proceeds of $158.4 million before underwriting discounts, expenses and the exercise of over-allotment options, if any. McMoRan intends to use the net proceeds from these offerings for general corporate purposes, including capital expenditures.
     The book-running manager for these offerings is J.P. Morgan. The co-managers for the common stock offering are Dahlman Rose & Company, LLC, BNP Paribas Securities Corp, Capital One SouthCoast, Inc., Howard Weil Incorporated, TD Securities (USA) LLC, ING Financial Markets LLC and Piper Jaffray & Co. The co-managers for the convertible perpetual preferred offering are Merrill Lynch, Pierce, Fenner & Smith Incorporated and Dahlman Rose & Company, LLC.
     The offerings will be made under McMoRan’s existing shelf registration statement filed with the Securities and Exchange Commission on October 5, 2007. This press release is neither an offer to sell nor a solicitation of an offer to buy any securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful. Any offers of the shares of preferred or common stock described in this press release will be made exclusively by means of a prospectus and prospectus supplement.
     Copies of the prospectus supplements and accompanying base prospectus relating to these offerings may be obtained by contacting J.P. Morgan Securities Inc., 4 Chase Metrotech Center, C S

Level, Brooklyn, New York 11245. Copies of the prospectus supplements and accompanying base prospectus will also be available on the Securities and Exchange Commission’s website at www.sec.gov.
     McMoRan Exploration Co. is an independent public company engaged in the exploration, development and production of oil and natural gas offshore in the Gulf of Mexico and onshore in the Gulf Coast area.
     McMoRan has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents McMoRan has filed with the SEC for more complete information about McMoRan and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling J.P. Morgan Securities Inc. toll-free at 1-800-576-3529.
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